COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

January 16, 2018

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)

Columbia Adaptive Retirement 2025 Fund

Columbia Adaptive Retirement 2035 Fund

Columbia Adaptive Retirement 2045 Fund

Columbia Adaptive Retirement 2055 Fund

Post-Effective Amendment No. 313

File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 313 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Securities Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Adaptive Retirement 2025 Fund, Columbia Adaptive Retirement 2035 Fund, Columbia Adaptive Retirement 2045 Fund and Columbia Adaptive Retirement 2055 Fund to the Registrant.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for Fees and Expenses of the Fund, Principal Investment Strategies, Principal Risks and Performance Information are identical or substantially similar to those found in prior filings for Columbia Adaptive Retirement 2020 Fund, Columbia Adaptive Retirement 2030 Fund, Columbia Adaptive Retirement 2040 Fund, Columbia Adaptive Retirement 2050 Fund and Columbia Adaptive Retirement 2060 Fund.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or Patrick Gannon at (617) 385-9534.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I